Exhibit 2

Japanese GAAP
Consolidated Financial Statements

(TRANSLATION)

August 4, 2003

Condensed Statements of Consolidated Financial Results
for the Three Months Ended June 30, 2003

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First Section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

President:	Kunihiko Sakioka, Representative Director

Inquiries:	Hitoshi Higaki, Managing Director and General Manager of Operations Control Division (Tel: +81-3-3348-2424)

Application of GAAP:	Japanese GAAP

Japanese GAAP
Consolidated Financial Statements

(Note: All amounts in these financial statements are rounded down to the nearest unit)

1.	Items Relating to the Preparation of Interim Consolidated Financial Statements

(1)	Applications of different accounting principles from those used in the previous fiscal year: None

(2)	Changes in scope of consolidation and application of equity method: Yes (addition of a new consolidated subsidiary and exclusion of an equity-method affiliate)

2.	Summary of the Consolidated Financial Results for the Three Months Ended June 30, 2002 and 2003, and for the Year Ended March 31, 2003

1)	Consolidated Operating Results

	Three Months Ended June 30,				Year Ended March 31,

	2002		2003		2003

	Amount	Percentages	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Operating revenues	¥10,382	22.5%	¥11,401	9.8%	¥45,601	24.9%
Operating income	2,756	81.9	2,542	(7.8)	11,041	14.9
Ordinary income	2,694	88.7	2,485	(7.8)	10,714	15.8
Net income	1,539	110.4	1,254	(18.5)	5,209	8.1

	Three Months Ended June 30,		Year Ended March 31,

	2002	2003	2003

	(in yen)
Earnings per share:
Basic	¥23.68	¥9.92	¥79.63
Diluted	23.68	9.92	—

Notes	1.	On May 20, 2003, NISSIN completed a two-for-one stock split.
	2.	The percentages indicated in the rows for operating revenues, operating income, ordinary income and net income represent the rates of increase (decrease) compared to the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

Overview of Consolidated Operating Results

Despite modest improvements in corporate earnings and a partial recovery of capital investments, during the three months ended June 30, 2003, the Japanese economy stayed flat because of tough employment conditions and poor figures for personal consumption.

Under these circumstances, the Company focused its efforts on realizing its goal of becoming a “Total Financial Solutions” company for individuals by developing its loan business and alliance strategy centered on small business owners. In addition, the Company aimed to improve the quality of assets, mainly composed of loans receivable, and tightened credit screening standards with a view to improving future profitability.

As of June 30, 2003, the balance of loans outstanding totaled ¥172,768 million, an 8.9% increase from the end of the corresponding period of the previous fiscal year. However, the tightening of credit screening standards led to a reduction in the number of new loan accounts through existing channels, and as a result, the total balance of loans outstanding fell short of the initial projections.

With respect to operating revenues, while the overall number of new loan accounts decreased, an increase in loan accounts through alliance-related channels and the favorable performance of Nissin Servicer Co., Ltd. resulted in consolidated operating revenues totaling ¥11,401 million, a 9.8% increase compared to the consolidated operating revenues for the corresponding period of the previous fiscal year.

Financial costs went down by 3.9% compared to the financial costs for corresponding period of the previous fiscal year to ¥885 million as the Company made efforts to improve borrowing terms and diversify its financing methods.

With respect to other operating expenses, ¥471 million was charged for purchased loan costs in the loan servicing business, as compared with ¥48 million for the corresponding period of the previous fiscal year, and as a result of the prolonged slump of the Japanese economy, ¥3,913 million was charged for loan loss related costs, a 25.3% increase compared to the loan loss related costs for the corresponding period of the previous fiscal year. Consequently, other operating expenses rose by 18.9% compared to the other operating expenses for the corresponding period of the previous fiscal year to ¥7,973 million, total operating expenses rose by 16.2% to ¥8,858 million and consolidated operating income decreased by 7.8% to ¥2,542 million.

Other income decreased by 3.6% compared to the other income for the corresponding period of the previous fiscal year to ¥16 million. With respect to other expenses, ¥21 million was charged for new stock issuance costs associated with the stock split, an 11.1% decrease compared to the other expenses for the corresponding period of the previous fiscal year. In addition, we incurred equity losses on affiliates of ¥26 million, or a 16.0% decrease compared to the equity losses on affiliates for the corresponding period of the previous fiscal year. Therefore, other expenses decreased by 7.4% to ¥73 million and consolidated ordinary income decreased by 7.8% compared to the consolidated ordinary income for the corresponding period of the previous fiscal year to ¥2,485 million.

With respect to special income, the Company generated ¥117 million of gain on sales of real estate, which was ¥9 million for the corresponding period of the previous fiscal year, and ¥31 million of gain on the sales of investment securities, which was ¥106 million for the corresponding period of the previous fiscal year. Consequently, special income increased by 32.1% compared to the special income for the corresponding period of the previous fiscal year to ¥153 million.

Special expenses included ¥22 million of loss on disposal of fixed assets, which was ¥6 million for the corresponding period of the previous fiscal year, and ¥310 million of loss on the sales of investment securities, as compared with ¥45 million for the corresponding period of the previous fiscal year, resulting in special expenses totaling ¥357 million, as compared with ¥52 million for the corresponding period of the previous fiscal year. As a result, consolidated net income decreased by 18.5% compared to the consolidated net income for the corresponding period of the previous fiscal year to ¥1,254 million.

Japanese GAAP
Consolidated Financial Statements

Operating Results by Segment

(1)	Integrated financial services

During the three months ended June 30, 2003, the objective of this segment was to acquire high quality assets based on a strategy of pursuing alliances. For instance, thirty of NISSIN’s branches and offices started offering agency services for Shinsei Business Finance Co., Ltd., and the Company made efforts to tighten credit screening standards with a view to improving future profitability.

While there has been an increase in the acquisition of high quality assets from alliance-related channels, the tightening of credit screening standards had a large negative effect on the number of new loan accounts through existing sales channels. Consequently, the total number of loan accounts decreased by 6.5% from the end of the corresponding period of the previous fiscal year to 174,412. The total balance of loans outstanding increased by 8.9% from the end of the corresponding period of the previous fiscal year to ¥172,768 million but fell short of the total balance of loans outstanding as of March 31, 2003 by ¥2,354 million, a decrease of 1.3%. The breakdown of the total balance of loans outstanding is outlined below:

•	The number of consumer loan accounts decreased by 17.7% to 100,306 and the balance of loans outstanding fell by 14.4% to ¥38,980 million from the end of the corresponding period of the previous fiscal year.

•	The number of Wide loan accounts increased by 11.0% to 35,814 and the balance of loans outstanding grew by 10.6% to ¥61,870 million from the end of the corresponding period of the previous fiscal year.

•	The number of small business owner loan accounts increased by 29.8% to 23,447 and the balance of loans outstanding grew by 35.8% to ¥53,389 million from the end of the corresponding period of the previous fiscal year.

•	The number of Business Timely loan accounts increased by 3.8% to 14,551 and the balance of loans outstanding grew by 2.6% to ¥17,127 million from the end of the corresponding period of the previous fiscal year.

(2)	Loan servicing

Nissin Servicer Co., Ltd. effectively utilizes NISSIN’s credit management expertise that has been cultivated over the years. For the three months ended June 30, 2003, the division continued to achieve good operating results by purchasing and collecting loans receivable. The balance of purchased loans receivable was ¥3,291 million as of June 30, 2003, as compared with ¥333 million at the end of the corresponding period of the previous fiscal year. The Company also generated operating revenues of ¥865 million, compared to ¥113 million for the corresponding period of the previous fiscal year, ordinary income of ¥198 million, compared to ¥33 million for the corresponding period of the previous fiscal year and net income of ¥110 million, compared to ¥51 million for the corresponding period of the previous fiscal year.

Japanese GAAP
Consolidated Financial Statements

2)	Consolidated Financial Position

	June 30,		March 31,

	2002	2003	2003

	(in millions except percentages and per share data)
Total assets	¥181,290	¥196,957	¥203,714
Shareholders’ equity	42,932	46,001	44,905
Shareholders’ equity ratio (%)	23.7%	23.4%	22.0%
Shareholders’ equity per share (in yen)	663.46	363.68	708.98

Note: On May 20, 2003, NISSIN completed a two-for-one stock split.

Consolidated cash flow

	Three Months Ended June 30,		Year Ended March 31,

	2002	2003	2003

	(in millions)
Net cash (used in) provided by operating activities	¥(4,167)	¥2,043	¥(14,347)
Net cash (used in) provided by investing activities	(610)	754	(1,462)
Net cash provided by (used in) financing activities	2,368	(6,004)	22,306
Cash and cash equivalents at end of period	14,707	20,405	23,612

Overview of Consolidated Financial Position

Cash and cash equivalents (referred to below as “cash”) decreased by ¥3,206 million from the end of the previous fiscal year to ¥20,405 million, mainly due to expenditures of loan originations and the redemption of bonds.

(Cash flows from operating activities)

Net cash provided by operating activities was ¥2,043 million for the three months ended June 30, 2003, as compared with ¥4,167 million in net cash used in operating activities for the corresponding period of the previous fiscal year. This increase was mainly due to loan loss related expenses totaling ¥3,913 million, an increase of ¥790 million compared to the loan loss related expenses for the corresponding period of the previous fiscal year. The tightening of credit screening standards led to a smaller increase in loans receivable of ¥1,150 million, a decrease of ¥6,074 million compared to the corresponding period of the previous fiscal year.

(Cash flows from investing activities)

Net cash provided by investing activities was ¥754 million for the three months ended June 30, 2003, as compared with ¥610 million in net cash used in investing activities for the corresponding period of the previous fiscal year, mainly due to the sales of real estate and investment securities.

(Cash flows from financing activities)

Net cash used in financing activities was ¥6,004 million for the three months ended June 30, 2003, as compared with ¥2,368 million in net cash provided by financing activities for the corresponding period of the previous fiscal year, mainly due to a net decrease in short-term borrowings of ¥1,100 million and payments in the amount of ¥5,000 million for the redemption of bonds.

Japanese GAAP
Consolidated Financial Statements

(Reference 1) The summary of non-consolidated financial results for the three months ended June 30, 2003.

Three Months Ended
June 30, 2003

(in millions)
Operating revenues	¥10,504
Operating income	2,310
Ordinary income	2,306
Net income	1,161

June 30, 2003

(in millions)
Total assets	¥194,064
Shareholders’ equity	45,891

3.	Consolidated Financial Forecasts for the Fiscal Year Ending March 31, 2004

	Six Months Ending	Year Ending
	September 30, 2003	March 31, 2004

	(in millions except per share data)
Operating revenues	¥22,628	¥44,628
Ordinary income	5,131	9,019
Net income	2,679	4,803
Earnings per share (in yen)	21.18	37.34

Overview of Consolidated Financial Forecasts

As a result of the long-term decline in the Japanese economy and high unemployment rates, personal bankruptcies and debt restructurings using legal procedures have increased. Consequently, loan losses are expected to significantly exceed the initial projections of the Company. For this reason, a large increase in the provision for loan losses is now expected in order to increase the allowance for loan losses.

To combat this trend, the Company has pursued its operating activities more cautiously by implementing stricter internal credit standards and other measures. As a result, the initial projections for loan balances are not expected to be met and reduced interest income from loan receivable is now expected. Moreover, these factors have made it harder to achieve the initially projected operating revenues, ordinary income and net income for the current fiscal year. For the above reasons, NISSIN has revised downward its interim- period and full-year non-consolidated financial forecasts.

In order to respond to the tough market conditions, the Company has already begun to focus on enhancing its credit and debt management policies, as mentioned above, and a new sales management system was introduced on July 1, 2003. For the near future, the Company intends to significantly improve the quality of loans that it holds and diversify its marketing channels by further promoting its “Financial OEM” strategy through solid alliance strategies.

Following the revision of the non-consolidated financial forecasts, the consolidated financial forecasts were also revised accordingly.

Japanese GAAP
Consolidated Financial Statements

(Reference 2) Non-consolidated financial forecasts for the fiscal year ending March 31, 2004

	Six Months Ending	Year Ending
	September 30, 2003	March 31, 2004

	(in millions except per share data)
Operating revenues	¥20,972	¥41,382
Ordinary income	4,772	8,331
Net income	2,494	4,451
Earnings per share (in yen)	19.72	34.72

— Special Note Regarding Forward-looking Statements —

The forward-looking statements discussed above and elsewhere in this document are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets. These forward-looking statements in this paper are subject to various risks, uncertainties and assumptions about our business. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial position, or state other forward-looking information. Potential risks and uncertainties that could cause our actual results to differ materially from our expectations include, among other things:

•	the effect of weak domestic economic conditions, including changes in personal bankruptcy rates;

•	competition from large consumer finance companies and other financial institutions;

•	uncertain liquidity of Japan’s capital markets and availability of funding from lenders on favorable terms;

•	potential changes to legislation, including restrictions on interest rates, to regulations for the moneylending business and to government policy, including Japan’s monetary policy;

•	our exposure to negative publicity for the consumer or business finance industries generally or us specifically;

•	our ability to pursue and maintain profitable joint ventures and strategic alliances; and

•	reliability of information or technological systems and networks.

Known and unknown risks, uncertainties and other factors could cause our actual operating results to differ materially from those contained or implied in any forward-looking statement. Our expectations expressed in these forward-looking statements may not turn out to be correct, and our actual results could materially differ from and be worse than our expectations.

Japanese GAAP
Consolidated Financial Statements

Attachment

(Note: All amounts in these financial statements are rounded down to the nearest unit.)

1.	Consolidated Interim Financial Statements for the Three Months Ended June 30, 2002 and 2003

1)	Consolidated Balance Sheets

	June 30,

	2002		2003

	Amount	% of Total	Amount	% of Total

	(in millions except percentages)
ASSETS:
Current Assets:
Cash and deposits	¥14,707		¥20,405
Notes and loans receivable	158,672		172,768
Purchased loans receivable	333		3,291
Bills receivable and accounts receivable	1,520		—
Other	2,807		2,914
Allowance for loan losses	(7,864)		(10,423)

Total Current Assets	170,176	93.9	188,956	95.9

Fixed Assets:
Tangible fixed assets
Land	1,376		950
Other	1,162		636

Total tangible fixed assets	2,538		1,587
Intangible fixed assets	186		611
Investment and other assets	10,174		8,024
Allowance for loan losses	(1,785)		(2,222)

Total Fixed Assets	11,114	6.1	8,001	4.1

Total Assets	¥181,290	100.0	¥196,957	100.0

(Continued)

Japanese GAAP
Consolidated Financial Statements

(Continued)

	June 30,

	2002		2003

	Amount	% of Total	Amount	% of Total

	(in millions except percentages)
LIABILITIES:
Current Liabilities:
Accounts payable	¥1,025		¥—
Short-term borrowings	1,605		2,100
Current portion of long-term borrowings	42,311		49,655
Current portion of bonds	10,000		11,500
Commercial paper	—		2,800
Accrued income taxes	1,259		549
Accrued bonuses	190		275
Reserve for guarantee losses	—		18
Other	3,149		1,073

Total Current Liabilities	59,541	32.8	67,972	34.5
Long-term Liabilities:
Bonds	26,500		15,000
Convertible bond	10,000		10,000
Long-term borrowings	41,594		54,816
Asset backed commercial paper	—		2,772
Accrued retirement benefits
–directors and statutory auditors	373		333
Other	140		61

Total Long-term Liabilities	78,608	43.4	82,983	42.1

Total Liabilities	138,150	76.2	150,956	76.6

MINORITY INTERESTS:
Minority interests	208	0.1	—	—

SHAREHOLDERS’ EQUITY:
Common stock	6,610	3.7	6,610	3.4
Additional paid-in capital	8,933	4.9	8,935	4.5
Consolidated retained earnings	29,170	16.1	33,072	16.8
Unrealized (losses) gains on investment securities	(207)	(0.1)	186	0.1
Treasury stock	(1,575)	(0.9)	(2,802)	(1.4)

Total Shareholders’ Equity	42,932	23.7	46,001	23.4

Total Liabilities, Minority Interests and Shareholders’ Equity	¥181,290	100.0	¥196,957	100.0

Japanese GAAP
Consolidated Financial Statements

2)	Consolidated Statements of Income

	Three Months Ended June 30,

	2002		2003

	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Operating revenues:
Interest income from loans receivable	¥9,352		¥9,995
Other financial income	0		0
Other operating income	1,030		1,405

Total operating revenues	10,382	100.0	11,401	100.0
Operating expenses:
Financial costs	921		885
Other operating expenses	6,704		7,973

Total operating expenses	7,625	73.4	8,858	77.7

Operating income	2,756	26.6	2,542	22.3
Other income	17	0.2	16	0.1
Other expenses	79	0.8	73	0.6

Ordinary income	2,694	26.0	2,485	21.8
Special income	116	1.1	153	1.3
Special expenses	52	0.5	357	3.1

Income before income taxes	2,758	26.6	2,282	20.0
Income taxes:
Current	1,260		537
Deferred	(100)		490

Total income taxes	1,159	11.2	1,027	9.0
Minority interests	60	0.6	—	—

Net income	¥1,539	14.8	¥1,254	11.0

Japanese GAAP
Consolidated Financial Statements

3)	Consolidated Statements of Cash Flows

	Three Months Ended June 30,

	2002	2003

	Amount	Amount

	(in millions)
Operating activities
Income before income taxes	¥2,758	¥2,282
Depreciation and amortization	37	25
Amortization of consolidation account adjustment	4	—
Provision for loan losses	817	686
Provision for losses on guarantee transactions	—	9
Provision for retirement benefits — directors and statutory auditors	1	(2)
Accrued bonuses	(64)	186
Interest income on deposits and dividends	(12)	(9)
Financial costs	924	898
Gain on sales of fixed assets	(9)	(117)
Loss on sales of fixed assets	—	(3)
Loss on disposal of fixed assets	4	14
Gain on sales of investment securities	(106)	(31)
Losses on sales of investment securities	45	310
Impairment of investment securities	0	20
Charge-offs of loans receivable	2,305	3,218
Interest receivable	0	55
Advanced interest received	0	(0)
Directors’ bonuses	(48)	(76)
Other	(656)	(153)

Sub-total	6,003	7,313
Interest on deposits and dividends received	16	5
Interest paid	(904)	(976)
Income taxes paid	(2,105)	(2,913)

Sub-total	3,009	3,428
Loan originations	(25,420)	(20,143)
Collections of loans receivable	18,194	18,993
Loans purchased	—	(686)
Collections of purchased loan	48	471
Payments for loans factored	—	(46)
Collections of loans factored	—	27

Net cash (used in) provided by operating activities	(4,167)	2,043

Investing activities
Purchases of tangible fixed assets	(296)	(27)
Proceeds from sales of tangible fixed assets	21	347
Purchases of intangible fixed assets	(11)	(18)
Proceeds from sales of intangible fixed assets	—	17
Purchases of investment securities	(562)	(304)
Proceeds from sales of investment securities	444	768
Other	(205)	(27)

Net cash (used in) provided by investing activities	¥(610)	¥754

(Continued)

Japanese GAAP
Consolidated Financial Statements

	Three Months Ended June 30,

	2002	2003

	Amount	Amount

	(in millions)
(Continued)
Financing activities
Proceeds from short-term borrowings	¥420	¥1,000
Repayment of short-term borrowings	(215)	(2,100)
Proceeds from commercial paper	2,000	2,900
Repayment of commercial paper	—	(2,500)
Proceeds from long-term borrowings	15,330	12,900
Repayment of long-term borrowings	(10,582)	(11,947)
Payments for redemption of bonds	(3,000)	(5,000)
Repayment of asset backed commercial paper	—	(802)
Increase of restricted deposit	—	(11)
Decrease of restricted deposit	—	16
Dividends paid	(355)	(471)
Purchases of treasury stock	(1,227)	(0)
Sales of treasury stock	—	14
Other	(1)	(2)

Net cash provided by (used in) financing activities	2,368	(6,004)

Effect of exchange rate changes on cash and cash equivalents	—	—

Net decrease in cash and cash equivalents	(2,408)	(3,206)
Cash and cash equivalents at beginning of period	17,116	23,612

Cash and cash equivalents at end of period	¥14,707	¥20,405

Japanese GAAP
Consolidated Financial Statements

4)	Significant Items Relating to the Preparation of Consolidated Interim Financial Statements

(1)	Scope of Consolidation

All subsidiaries are consolidated.

I.	Number of consolidated subsidiaries:	4 companies

II.	Names of consolidated subsidiaries:	Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Nissin Credit Guarantee Co., Ltd. and Nissin Insurance Co., Ltd.

(2)	Application of the Equity Method

I.	Number of equity-method affiliates:	4 companies

II.	Names of equity-method affiliates:	Ascot Co., Ltd., BB Net Corp., i-cf, Inc. and Shinsei Business Finance Co., Ltd.

III.	The balance sheet date of an affiliate, BB Net Corp., differs from that of the Company’s consolidated interim financial statements. The Company’s consolidated interim financial statements hereof are prepared using BB Net Corp.’s interim financial statements for the three months ended April 30, 2003.

(3)	Balance Sheet Date of Consolidated Subsidiaries

The balance sheet dates of all subsidiaries are the same as the Company’s consolidated balance sheet date as of and for the three months ended June 30, 2003.

2.	Segment Information

The segment information for the three months ended June 30, 2002 and 2003 is as follows:

(1)	Business segment

Business segment information is omitted as more than 90% of the group business consists of providing loan services.

(2)	Geographical segment

Geographical segment information is omitted, as the group has no subsidiary or office outside Japan.

(3)	Overseas operating revenues

Overseas operating revenues information is omitted, as the group has no overseas operating revenues.

Japanese GAAP
Consolidated Financial Statements

3.   Operating Data

1)   Consolidated operating revenue

	Three Months Ended June 30,

	2002		2003		Change

	Amount	Percentages	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Integrated financial services
Interest income from loans receivable	¥9,352	90.0	¥9,995	87.7	¥643	6.9
Other financial income	0	0.0	0	0.0	(0)	(58.4)
Other operating income	547	5.3	506	4.4	(40)	(7.5)

Sub-total	9,900	95.3	10,502	92.1	602	6.1
Loan servicing
Other operating income	113	1.1	865	7.6	752	663.4
Small business owner support services
Other operating income	340	3.3	—	—	(340)	(100.0)
Other businesses
Other operating income	28	0.3	32	0.3	4	16.0

Total	¥10,382	100.0	¥11,401	100.0	¥1,018	9.8

2) Non-consolidated operating revenue

	Three Months Ended June 30,

	2002		2003		Change

	Amount	Percentages	Amount	Percentages	Amount	Percentages

	(in millions except percentages)
Interest income from loans receivable
Consumer loans	¥3,027	30.6	¥2,574	24.5	¥(452)	(15.0)
Wide loans	3,100	31.3	3,382	32.2	281	9.1
Small business owner loans	2,070	21.0	2,872	27.4	801	38.7
Business Timely loans	1,093	11.0	1,122	10.7	28	2.6
Secured loans	59	0.6	43	0.4	(15)	(26.3)
Notes receivable	0	0.0	0	0.0	0	24.7

Sub-total	9,352	94.5	9,995	95.2	643	6.9
Other financial income	0	0.0	0	0.0	(0)	(58.4)
Other operating income	549	5.5	508	4.8	(40)	(7.4)

Total	¥9,902	100.0	¥10,504	100.0	¥602	6.1

3)   Non-consolidated loans outstanding by products

	June 30,

	2002			2003			Change

	Accounts	Amount	Percentages	Accounts	Amount	Percentages	Accounts	Amount	Percentages

	(in millions except accounts and percentages)
Consumer loans	121,826	¥ 45,539	28.7	100,306	¥ 38,980	22.6	(21,520)	¥ (6,559)	(14.4)
Wide loans	32,264	55,943	35.3	35,814	61,870	35.8	3,550	5,926	10.6
Small business owner loan	18,061	39,320	24.8	23,447	53,389	30.9	5,386	14,068	35.8
Business Timely loans	14,024	16,693	10.5	14,551	17,127	9.9	527	433	2.6
Secured loans	338	1,163	0.7	276	1,390	0.8	(62)	226	19.5
Notes receivable	19	10	0.0	18	11	0.0	(1)	0	4.4

Total	186,532	¥158,672	100.0	174,412	¥172,768	100.0	(12,120)	¥14,096	8.9

Note: There are no subsidiaries with any loans outstanding at June 30, 2002 and 2003.

Japanese GAAP
Consolidated Financial Statements

(Reference) The changes in the results of operations by quarters for the year ended March 31, 2003 and the year ending March 31, 2004 are as follows:

Year ending March 31, 2004 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(April 1, 2003-	(July 1, 2003-	(October 1, 2003-	(January 1, 2004-
	June 30, 2003)	September 30, 2003)	December 31, 2003)	March 31, 2004)

	(in millions except per share data)
Operating revenues	¥11,401	—	—	—
Operating income	2,542	—	—	—
Ordinary income	2,485	—	—	—
Income before income taxes	2,282	—	—	—
Net income	1,254	—	—	—
Earnings per share (in yen):
Basic	9.92	—	—	—
Diluted	9.92	—	—	—
Total assets	196,957	—	—	—
Shareholders’ equity	46,001	—	—	—
Shareholders’ equity per share (in yen)	363.68	—	—	—
Net cash provided by operating activities	2,043	—	—	—
Net cash provided by investing activities	754	—	—	—
Net cash used in financing activities	(6,004)	—	—	—
Cash and cash equivalents at end of period	20,405	—	—	—

Year ended March 31, 2003 (Consolidated)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter

	(April 1, 2002-	(July 1, 2002-	(October 1, 2002-	(January 1, 2003-
	June 30, 2002)	September 30, 2002)	December 31, 2002)	March 31, 2003)

	(in millions except per share data)
Operating revenues	¥10,382	¥11,135	¥11,384	¥12,699
Operating income	2,756	2,160	3,327	2,797
Ordinary income	2,694	2,155	3,133	2,730
Income before income taxes	2,758	1,759	2,508	2,146
Net income	1,539	980	1,481	1,208
Earnings per share (in yen):
Basic	23.68	15.12	22.87	17.56
Diluted	23.68	—	—	—
Total assets	181,290	191,776	202,354	203,714
Shareholders’ equity	42,932	43,907	44,556	44,905
Shareholders’ equity per share (in yen)	663.46	678.52	693.51	708.98
Net cash used in operating activities	(4,167)	(5,240)	(3,173)	(1,765)
Net cash used in investing activities	(610)	(183)	(147)	(522)
Net cash provided by financing activities	2,368	8,281	9,595	2,061
Cash and cash equivalents at end of period	14,707	17,564	23,838	23,612